January 22, 2007

VIA FACSIMILE (202) 772-9220

Division of Corporate Finance
Mail Stop 7010
United States Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549
Attn: Ms. Donna Levy

Re: Index Oil and Gas, Inc. (the “Company”)
Amendment No. 2 to Registration Statement on Form SB-2
Filed December 22, 2006 (the “Amended Registration Statement No. 2”)
File No. #333-137957

Dear Ms. Levy:

This letter sets forth the Company’s proposed responses to comments contained in the Staff letter, dated January 11, 2007 addressed to Mr. Lyndon West, the Company’s Chief Executive Officer, with respect to the Company’s filing of the Amended Registration Statement No. 2 (the “Comments”).

The Company’s proposed responses are indicated via redline changes to the Amended Registration Statement No. 2, annexed hereto, and set forth in this letter on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies. Comment numbers refer to the numbers set forth in the Staff letter. Pending your review and finalization of responses and in view of the Comments and the Company’s proposed responses set forth below, the Company intends to file an amended Registration Statement as soon as possible. Where so indicated, the page #s refer to the pages of the proposed amendment to the Registration Statement annexed hereto.

General

1.
We note your response to our prior comment 1, and reissue it in part. Please update your disclosure in your SB-2 to more fully reflect your acquisition of interests in two new wells and an increase of your interest in two existing wells, for example, please update the description of your properties in the Business Operations section on page 41 to reflect the new wells, and your planned work program. Under Results of Operations on page 47, describe how the new assets will affect your results in the future. Please expand your description of your Investment Activities on page 50 to state what you paid for each of the two new wells and the increase of your interest in two existing wells, and describe the “cost associated” with the assets. Please further explain what you mean by the phrase “[t]otal success case costs for the gross working interests for all of these opportunities are $1,323,458.” Expand your Plan of Operations for 2007 discussion on page 56 accordingly. Finally, please file as exhibits the contracts relating to the acquisitions.

Proposed Response:

The Company proposes to file an amended Registration Statement, in order to more fully reflect its acquisition of interests in two new wells and an increase of its interest in three existing wells, revised as follows:

(i) Page 6 - Recent Developments.

We propose to update the disclosures set forth in the “Kansas” subsection of the Recent Developments section on page 6, to account for the Company’s announcement on January 9, 2007 of a completion of a six-well, low-risk exploration drilling program in the Seward project in Stafford County, and the Katy project in Barton County, Kansas.

(ii) Page 7 - Acquisition of Working Interests in Vieman #1, Taffy #1, #2 and #3 Wells and West #1 Well.

We propose to update the disclosures set forth on page 7 under this subsection of the Recent Developments section, to account for the Company’s acquisition of an increase in its working interest acquired in the Vieman #1 well from 17% to 19.5% and to further set forth the material terms of this acquisition and the location of this well.

We further propose to update the disclosures set forth under this subsection, to account for the Company’s acquisition of an increase in its working interest acquired in the West #1 well from 15% to 20% and to further set forth the material terms of this acquisition and the location of this well.

(iii) Page 37 - Recent Developments.

We propose to update the disclosures set forth under the “Kansas” subsection of the Recent Developments section on page 37, to account for the Company’s announcement on January 9, 2007 as described in 1(i) above.

(iv) Page 38 - Acquisition of Working Interests in Vieman #1, Taffy #1, #2 and #3 Wells and West #1 Well.

We propose to update the disclosures set forth under this subsection of the Recent Developments section on page 38 in the manner described in 1(ii) above.

(v) Page 39 - Phase II & Phase III

We propose to update the disclosures set forth under Phase II of the Company’s “Business Strategy” section to integrate disclosures of the Company’s recent developments, such as acquisition of the Taffy #2 and Taffy #3 wells, increase in working interests in West #1 and Vieman #1 wells and to update the aggregate working interests for each of the 7 wells that the Company has currently secured a right to participate in.

In addition, we propose to revise the Company’s Phase III subsection to account for the Company’s intended next stage of development in light of the recent acquisitions.

(vi) Page 41 - Business Operations.

We propose to update the property descriptions set forth on page 41 under the “South Texas and Louisiana” subsection of the Business Operations section, to account for the Company’s acquisitions of the new wells and increases in working interests in the wells located in Texas and Louisiana and have updated the aggregate working interests for each of the 7 wells that the Company has currently secured a right to participate in.

(vii) Page 47 - Results of Operations.

We propose to add a reference in the Results of Operations section for the “Three Months Ended September 30, 2006 Compared to Three Months Ended September 30, 2005” set forth on page 47 to guide the investor and any potential reader to the Company’s revised Investment Activity section located on page 50, as the Company believes that the discussion of the impact of the recent acquisitions of new wells and increases of working interests on the Company’s results in the future is more appropriate to include in the revised Investment Activity section located on page 50.

(viii) Page 50 - Investment Activity.

We propose to update the “Investment Activity” subsection set forth on page 50 to disclose (i) the Company’s estimate of the costs that it will incur based on the gross working interests in all of these opportunities in event of all of the wells being successfully drilled, (ii) that at the time of acquisition of a working interest in the wells or at the time of an increase in a working interest, the Company does not incur what it believes to be material costs, as the agreements covering these wells require the Company to contribute its share of the various pre-drilling, drilling and completion costs at various time periods when such costs are actually determined, (iii) the Company’s definition of, and accompanying assumptions, to assist the reader in his/her understanding of what total success case costs are, (iv) the Company’s internal evaluation method and estimate of well productivity in the event of success, and (v) the fact that up and until the point where any of the wells are actually drilled and subsequently, deemed to be successful, if at all, the Company is unable to determine the impact of these wells on its expenses, cashflows and/or revenues, and thus is unable to judge their impact on its results of operations at this time.

(ix) Page 51 - Investment Activities.

We propose to update the disclosures set forth under this subsection located on page 51, to account for the Company’s announcement on January 9, 2007 of a completion of a six-well, low-risk exploration drilling program in the Seward project in Stafford County, and the Katy project in Barton County, Kansas and to integrate the recent developments with respect to the Walker #1 well.

(x) Page 56 - Plan of Operation for 2007.

We propose to revise the Company’s “Plan of Operation for 2007” located on page 56 to set forth the Company’s management’s expectations for 2007 calendar year in light of the working interests held by the Company in the wells and its corresponding objectives for 2007 calendar year.

(xi) To the extent applicable or required, we also intend to update the Company’s disclosures throughout the amended Registration Statement as of December 31, 2006.

Finally, the Company believes that it is not required to file as exhibits the contracts relating to the aforementioned acquisitions and increases in working interests (the “Agreements”) in light of the following reasons:

(i) The Company does not incur upfront what it believes to be materials costs in any acquisition or an increase of a working interest pursuant to these Agreements as the amounts of the costs are not determined up and until the wells are pre-drilled, drilled and subsequently completed, if at all;

(ii) In the event of total success for any of these wells, none of the wells require the Company to expend more then approximately 2% of its current or total assets, and much less then the 15% “materiality” threshold set forth under Item 601 of Regulation SB;

(iii) In the event of total success for all of these wells, which is unlikely, in aggregate the Company would not be required to expend more then 15% of its current or total assets, and therefore below the 15% “materiality” threshold set forth under Item 601 of Regulation SB;

(iv) As of this point, since these wells are either in their preliminary drilling stage, have not been drilled and/or have not been completed, there is no way to predict the impact, due to most of the measurements and prognostications being completely arbitrary, the magnitude that all or any of these wells would have on the Company’s results of operations and/or revenues up and until such wells, if any, are producing.

2.
Please be advised that the executive compensation and other related person disclosure requirements of Regulation S-B have been amended recently and that you must provide disclosure to comply with the amended Item 402 provisions. See Section VII of Release No. 34-54302A (Nov. 7, 2006) and Interpretation J.8B of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 1997).

Proposed Response:

Pursuant to the requirements and explanations set forth in Release No. 34-54302A (Nov. 7, 2006) and Interpretation J.8B of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 1997) and in light of the fact that the Company’s fiscal year ends on March 31, the Company believes that it is not required at this time to comply with the amended Item 402 provisions.

We appreciate your timely consideration of these proposed responses in light of (i) the Company’s requirement to update its interim financial statements pursuant to Item 310 of Regulation SB on February 12, 2006, and (ii) the Company being subject to liquidated damages at the rate of approximately $219,740 per month if it is unable to have the SEC declare the Registration Statement effective on or before February 26, 2007. If you or others have any questions or would like additional information, please contact me at (212) 930-9700.

Very truly yours,

Sasha Ablovatskiy

cc: Mr. Lyndon West,
Chief Executive Officer